

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   July 25, 2008

George R. Aylward, Jr.
Chief Executive Officer
Phoenix Investment Partners, Ltd.
56 Prospect Street
Hartford, Connecticut 06102

> **Re: Phoenix Investment Partners, Ltd.**
> **Registration Statement on Form 10**
> **Filed June 30, 2008**
> **File No. 001-10994**

Dear Mr. Aylward:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have omitted certain information in your initial filing. Please include this information as soon as possible. Please note that we may have further comments upon reviewing this information.

2. We note that you have yet to file many exhibits. Please file these exhibits as soon as possible.

3. Please disclose prominently whether you are a registered investment advisor.

Cover Page

4. Please briefly explain what when-issued and regular way trading are.

Summary, page 5

5. Please provide information about the nature of your fee information, including what the fees are based on, so that investors understand how you make money.

Summary of the Spin-Off, page 10

Description of Indebtedness, page 11

6. Please describe the terms of the notes payable to PNX and disclose the date they were issued. At an appropriate section of the information statement, please describe the notes and the existing related party payables and notes.

Risk Factors Relating to Our Business, page 15

Poor performance of the securities markets

7. Please specifically reference the current market downturn, including how it has affected your business and discuss your recent net losses.

Unaudited Pro Forma Consolidated Financial Data, page 33

8. The pro forma financial statements include adjustments to historical operations to eliminate expenses allocated to you by PNX for services rendered under the intercompany shared service agreement. You provide adjustments to reflect the new expense structure "expected to be put in place by management." You also disclose, "The pro forma amount was estimated based on an analysis of expected direct support costs by function for the Company's operations as a stand-alone business." Pro forma financial information should illustrate only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction (e.g. the spin-off and termination of the intercompany shared service agreement). It is not clear how the adjustments presented in the "new expense structure" column are factually supportable or objectively measurable.

A forecast about post-acquisition results of operations may be more meaningful than a pro forma statement of operations prepared in accordance with Article 11 of Regulation S-X if the historical financial statements are not indicative of expected results going forward because of the changes in the business and the omission of various operating expenses. If furnished, such information should be clearly identified as forward-looking rather than pro forma and should comply with the guidelines for projections in Item 10 of Regulation S-K. Include disclosure of how revenue and operating efficiencies may vary given the assumptions underlying the forward-looking information.

Otherwise, please revise your pro forma statements of operations to limit them to information that is reliably determinable and do not include forward-looking information. Disclose how the pro forma statements of operations are not indicative of operations going forward because they necessarily exclude various operating expenses. Certain adjustments may demonstrate the effects of the changes in operations that may have affected historical revenues or operating expenses had they been implemented at the beginning of the historical period if factually supportable. See Instruction 4 to Article 11. The limitations of the pro forma information should be explained clearly.

9. Please revise the explanation of pro forma adjustment (2) on page 39 to explain the increase to cash of $4.8 million.

Management's Discussion and Analysis, page 41

General

10. Throughout management's discussion and analysis you refer to restructuring charges in 2006 and 2005. However, you do not discuss the business purpose for the restructuring or the impact to your operations in any detail. Please revise management's discussion and analysis, as well as Note 13 to your annual financial statements to provide appropriate discussion of the restructuring, including the disclosures required by paragraph 20 of SFAS 146.

Financial Measures, page 48

11. Your calculation of EBITDA adjusts net income for items including restructuring and severance costs, realized and unrealized gains on marketable securities and intangible asset impairment. Financial measures that are calculated differently than those described as EBIT and EBITDA in Item 10(e) of Regulation S-K (and the adopting release, SEC Release No. 34-47226) should not be characterized as "EBIT" or "EBITDA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. Please refer to Question 14 of our *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, available on our website.

12. You have adjusted your financial measure to remove restructuring and severance costs because you believe them to be "unusual items." You state, "The criteria used to identify an item that will be excluded from EBITDA include: whether the

item is non-recurring, whether it results from a change in regulatory requirements, or relates to other unusual circumstances that are not expected to continue." The restructuring and severance charges occur in both 2005 and 2006. The gains on marketable securities and intangible asset impairment costs occur each year. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual. Please revise to remove the presentation of this financial measure.

Liquidity and Capital Resources, page 57

13. Please discuss the terms of the PNX loan forgiveness.

14. In the first quarter ended 2008, and for each year ended 2006 and 2005 we note you recorded impairment charges related to the termination of the associated management contracts and related lost revenues. Please revise your liquidity analysis to discuss the impact these contract terminations will have on current and future cash flows. Refer to Section 501.03a of the Financial Reporting Codification.

15. We note you had negative working capital as of March 31, 2008, December 31, 2007 and 2006. Please revise your liquidity analysis to identify and discuss the contributing factors for your negative working capital. Your disclosure should also address whether this impacts your operations, ability to obtain future financing and any debt covenants.

Contractual Obligations, page 59

16. Please revise your filing to include interest payments as part of your tabular disclosure. See Item 303(a)(5) of Regulation S-K and footnote 46 to Release 33-8350, *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*. To the extent the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Critical Accounting Estimates, page 59

17. We note you have not included the fair value of the assets in the funds you manage as a critical estimate to your consolidated financial statements. The fair value of the assets in the funds you manage appears to be the primary factor in calculating your revenue. As such, please include these estimates as part of this disclosure. Such disclosure should describe the methodologies used to arrive at

the estimates, the material assumptions made in the methodologies used, and the sensitivity of the assumptions used. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Otherwise, please provide us with a detailed explanation as to how you determined such disclosure would not be useful to an investor.

18. Goodwill and intangible assets account for 90% of total assets as of March 31, 2008. Intangible asset impairment was 68% and 115% of net loss in the year ending December 31, 2006, and the three months ending March 31, 2008, respectively. Given the significance of the accounting for these assets to your financial position and operations, please expand your discussion to address each of the following points:

   - For the impairment test of goodwill, expand the description of the valuation method used to determine the fair value of your reporting unit to disclose the material assumptions used and the sensitivity of those assumptions. For example, for a discounted cash flow method, such assumptions should typically include the discount rate used, the revenue growth rates and the operating profit margin, at a minimum. We note the fair value of the reporting unit is based on a multiple of revenue, plus the fair value of the unit's tangible fixed assets. Please explain your basis for determining fair value based on this approach and why you selected this approach, rather than a market approach or income approach. Explain why you consider revenue in your analysis but do not consider operating expenses and explain how you have considered your track record of losses in determining the fair value.
   - Expand the description of impairment testing performed on both indefinite-lived and definite-lived intangible assets to disclose the material assumptions used in each valuation method and the sensitivity of those assumptions.
   - Explain the differences between the different valuation methods used in your analysis of indefinite-lived and definite-lived intangible assets in greater detail and clarify the reasons for these differences and why it is appropriate to use different valuation techniques in each instance.
   - Provide a discussion of the impairment charges taken in the years ending December 31, 2006 and 2005, and the three months ending March 31, 2008. Discuss the results of the valuation method and how you determined the level of impairment.
   - Discuss the impairment test of goodwill you performed in the first quarter of 2008 in connection with the loss of a large account and related $10.5 million impairment of intangible assets. Given the substantial amount of goodwill, as well as your accumulated deficit, negative tangible book value and recurring losses, you should provide investors with a detailed explanation as to how the estimated fair value of your reporting unit continues to exceed the carrying value. In addition, you should disclose the amount of headroom between the estimated fair value and carrying value for your reporting unit, including the

amount of goodwill at-risk for impairment. Refer to Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification for guidance.

19. You state that in 2005 goodwill was consolidated into a single reporting unit for purposes of goodwill impairment testing. Please tell us how your single reporting unit complies with paragraph 30 of SFAS 142. If you have aggregated components into one reporting unit please identify these components and how you concluded aggregation was appropriate.

Business, page 62

20. On page 63, we note your reference to compensation arrangements between you and your affiliated managers. In an appropriate part of the Business section, please briefly describe these compensation arrangements.

21. Under "Repositioned Distribution Strategy" on page 65, we note your references to wholesalers and producers. Please briefly describe these entities and their relationship to you.

22. Under "Our Investment Products" on page 66, please identify the open-end and closed-end funds you manage. Please also provide snapshot information regarding historical fund performance and fee information.

23. Under "Our Administrative Services" on page 73, we note your reference to the Phoenix Funds. Please briefly describe the Phoenix Funds and their relationship to you.

Legal Proceedings, page 74

24. It is unclear from your disclosure whether there are any material pending legal proceedings that should be described pursuant to Item 103 of Regulation S-K. Please clarify.

Transactions with Related Persons, page 79

25. We note the disclosure of various related party transactions throughout the filing. In this section, please summarize your related party transactions by providing the information required by Item 404 of Regulation S-K.

Compensation of Executive Officers, page 80

Compensation Discussion and Analysis, page 80

26. Your disclosure indicates that you may have engaged in benchmarking of total compensation levels. For example, we note the disclosure stating that total

compensation for asset management executives has been historically targeted at the 50th percentile of the McLagan survey of asset management companies. Please disclose whether you engaged in benchmarking of total compensation or any other elements of compensation. If so, please identify the applicable benchmark and its components, including component companies. Alternatively, please tell us why you do not believe that you engage in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K.

27. On page 84, we note the chart detailing the target annual and long-term incentive opportunities for 2007. Please disclose that the target annual and long-term incentives for the President and CEO are 135% of base salary or disclose the compensation element or performance indicator used to calculate these targets.

28. On the bottom of page 85, we note your disclosure that individual incentive awards were determined 50% based on department results and 50% based on individual performance results. Please disclose the department and individual performance results to which you are referring and how these results were evaluated or considered in order to reach Mr. Aylward's annual incentive award for 2007.

29. In the FAS 123R Accounting Expense for NEO RSU Awards table on page 90, please tell us why you valued the service-vested RSU award for Mr. Aylward at $55,001 in light of your disclosure on page 86 that the RSU award was equal to one and one-half times his salary. If necessary, please revise your filing accordingly.

Where You Can Find More Information, page 112

30. Please note that the SEC's address is 100 F Street, NE, Washington, DC 20549. Please revise accordingly.

Organization and Business, page F-7

31. We note management's assertion that the allocation method used to allocate expenses incurred by PNX on your behalf is a reasonable reflection of the use of services. However, SAB Topic 1B also requires an explanation, in the notes to the financial statements, of the allocation method used to reflect expenses. Please also, disclose management's estimate of what the expenses (other than income taxes and interest discussed separately below) would have been on a stand alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies, page F-8

32. Please include disclosures for your concentrations of credit risk for all of your financial instruments. Please also consider including disclosures about the market risk of your financial instruments. Refer to paragraphs 15A-15D of SFAS 107 for guidance.

Revenue Recognition, page F-11

33. We note you calculate investment management fees "generally" as a percentage of assets under management. Please remove the term generally and disclose all material methods used to calculate investment management fees. Clarify whether the fees are accrued monthly or provide additional explanation of the timing of recognition. Also, please disclose the contractual management fees percentage or percentage range.

Note 3 – Merger, Acquisitions, Goodwill and Other Intangible Assets, page F-13

Insight Funds, page F-14

34. We note you have an agreement with Harris that obligates you to pay Harris the difference between the sub-advisory fees earned by Harris and a specified amount if Harris does not earn a specified amount in the first five years of the agreement. You state that you do not anticipate having to pay this fee and have not established a related accrual. Please revise your filing to clarify how you determined that such an accrual is not warranted (i.e. revenue targets met by Harris).

For the Fiscal Quarter Ended March 31, 2008

Fair Value Measurements, page F-34

35. We note you adopted SFAS 157 as of January 1, 2008, for those assets and liabilities that were not deferred pursuant to FSP 157-2. 12. Please revise your filing to disclose each major category of assets and liabilities that are recognized or disclosed at fair value for which, in accordance with FSP 157-2 you have not applied the provisions of SFAS 157.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Gary I. Horowitz, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017